UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES IN CANADA BEFORE JANUARY 27, 2008.

CLEARLY CANADIAN BEVERAGE CORPORATION

CONVERTIBLE NOTE

Issuance Date: September 26, 2007	Original Principal Amount: CDN $ 1,791,765.00

     FOR VALUE RECEIVED, Clearly Canadian Beverage Corporation, a corporation organized under the laws of British Columbia, Canada (the "Company"), hereby promises to pay to the order of DAVID REINGOLD or registered assigns ("Holder") the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Principal at the applicable Interest Rate, from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below) or the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Convertible Note (including all Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Convertible Notes issued pursuant to the Securities Purchase Agreement (as defined below) on the Closing Date (collectively, the "Notes" and such other Convertible Notes, the "Other Notes"). Certain capitalized terms used herein are defined in Section 32.

     (1) PAYMENTS OF PRINCIPAL. Subject to the Company's right set forth in Section 12 of this Note to specify that the Mandatory Redemption/Conversion Date may be the Maturity Date, on the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, if any, on such Principal and Interest. The "Maturity Date" shall be September 26, 2027, as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1) or any event that shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) Business Days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 5(b)) is delivered prior to the Maturity Date. Other than as specifically permitted by this Note, the Company may not prepay any portion of the outstanding Principal, accrued and unpaid Interest or accrued and unpaid Late Charges on Principal and Interest, if any.

     (2) INTEREST; INTEREST RATE. (a) Interest on this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months and shall be payable in arrears for each calendar month on the first day of the succeeding calendar month during the period beginning on the Issuance Date and ending on, and including, the Maturity Date (each, an "Interest Date") with the first Interest Date being the earlier to occur of (i) 120 days from the Issuance Date and (ii) the Initial Effective Date (as defined in the Registration Rights Agreement connected to the Hudson Notes). Interest shall be payable on each Interest Date, to the record holder of this Note on the applicable Interest Date, in Common Shares ("Interest Shares") so long as there has been no Equity Conditions Failure; provided however, that the Company may, at its option following written notice to the Holder, pay Interest on any Interest Date in cash ("Cash Interest") or in a combination of Cash Interest and Interest Shares subject to the limitations set forth in this Section 2. [The Company shall be deemed to have elected and the Holder shall assume that the Company has elected to pay all Interest in Interest Shares, unless the Company delivers a written notice (each, an "Interest Election Notice") to each holder of the Notes on or before the third (3rd) Trading Day prior to the applicable Interest Date (the date such notice is delivered to all of the holders, the "Interest Notice Date") stating that it elects to pay Interest as Cash Interest or a combination of Cash Interest and Interest Shares and specifying the amount of Interest that shall be paid as Cash Interest and the amount of Interest, if any, that shall be paid in Interest Shares.] If the Equity Conditions are no longer satisfied at any time, the Company shall promptly provide the Holder a notice to that effect indicating that unless the Holder waives the Equity Conditions or no Equity Conditions Failure remains outstanding, all future Interest shall be paid in cash. If any portion of Interest for a particular Interest Date shall be paid in Interest Shares, then the Company shall pay to the Holder, in accordance with Section 2(b), a number of Common Shares equal to (x) the amount of Interest payable on the applicable Interest Date in Interest Shares divided by (y) the applicable Interest Conversion Price. Interest to be paid on an Interest Date in Interest Shares shall be paid in a number of fully paid and nonassessable Common Shares (rounded down to the nearest whole share). If the Equity Conditions are not satisfied as of the Interest Notice Date, then unless the Company has elected to pay such Interest in cash, the Interest Election Notice shall indicate that unless the Holder waives the Equity Conditions, the Interest shall be paid in cash. If the Equity Conditions were satisfied as of the Interest Notice Date but the Equity Conditions are no longer satisfied at any time prior to the Interest Date, the Company shall provide the Holder a subsequent notice to that effect indicating that unless the Holder waives the Equity Conditions, the Interest shall be paid in cash.

          (b) When any Interest Shares are to be paid on an Interest Date, the Company shall (i) (A) provided that the Company's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program and such action is not prohibited by applicable law or regulation or any applicable policy of DTC, credit such aggregate number of Interest Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, issue and deliver on the applicable Interest Date, to the address set forth in the register maintained by the Company for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to the Company at least two (2) Business Days prior to the applicable Interest Date, a certificate, registered in the name of the Holder or its designee, for the number of Interest Shares to which the Holder shall be entitled and (ii) with respect to each Interest Date, pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any Cash Interest.

          (c) Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate and be payable by way of inclusion of the Interest in the Conversion Amount in accordance with Section 3(b)(i). From and after the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased to fifteen percent (15.0%) per annum. In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated and unpaid at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Interest Shares.

     (3) CONVERSION OF NOTES. This Note shall be convertible into limited voting shares of the Company, without par value (the "Common Shares"), on the terms and conditions set forth in this Section 3.

          (a) Conversion Right. At any time or times on or after the date set above as the Issuance Date (the “Issuance Date”), the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share up to the nearest whole share. The Company shall pay any and all transfer, stamp and similar taxes that may be payable with respect to the issuance and delivery of Common Shares upon conversion of any Conversion Amount.

          (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the "Conversion Rate").

               (i) "Conversion Amount" means the sum of (A) the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal, and (C) accrued and unpaid Late Charges with respect to such Principal and Interest.

               (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination, $ []]1 , subject to adjustment as provided herein.

          (c) Mechanics of Conversion.

               (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date (a "Conversion Date"), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such

1 Insert amount equal to 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the twenty (20) consecutive Trading Days ending on the Trading Day immediately preceding the Subscription Date.

date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first (1st) Business Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a confirmation (the “Conversion Confirmation”) of receipt of such Conversion Notice to the Holder and the Company's Transfer Agent. On or before the (3rd) third Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program and the Common Shares can be issued without any legend required by Section 2(g) of the Securities Purchase Agreement, credit such aggregate number of Common Shares (including any Interest Shares) to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares (including any Interest Shares) to which the Holder shall be entitled. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three (3) Business Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date.

               (ii) Company's Failure to Timely Convert. If the Company shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC, as applicable, for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the date which is three (3) Trading Days after the Conversion Date (a "Conversion Failure"), then the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Conversion Notice the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Business Days after the Holder's request and in the Holder's discretion, either (A) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other out of pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to issue and deliver such certificate or to credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon such Holder's conversion of any Conversion Amount shall terminate, or (B) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of Common Shares, times (y) the Closing Bid Price on the Conversion Date.

               (iii) Registration; Book-Entry. The Company shall maintain a register (the "Register") for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the "Registered Notes"). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of principal and interest hereunder, notwithstanding notice to the contrary. A Registered Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a request to assign or sell all or part of any Registered Note by a Holder, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 19. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges, if any, converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

               (iv) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 25.

     (4) RIGHTS UPON EVENT OF DEFAULT.

          (a) Event of Default. Each of the following events shall constitute an "Event of Default":

               (i) the suspension from trading or failure of the Common Shares to be listed on an Eligible Market for a period of five (5) consecutive Trading Days or for more than an aggregate of ten (10) Trading Days in any 365-day period;

               (ii) the Company's (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares within ten (10) Business Days after the applicable Conversion Date, (B) failure to deliver the Interest Shares within ten (10) Business Days after the applicable Interest Date or (C) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;

               (iii) at any time following the tenth (10th) consecutive Business Day that the Holder's Authorized Share Allocation is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note;

               (iv) the Company's failure to pay to the Holder any amount of Principal, Interest, Late Charges or other amounts when and as due under this Note (including, without limitation, the Company's failure to pay any redemption payments or amounts hereunder) or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby to which the Holder is a party, except, in the case of a failure to pay Interest and Late Charges when and as due, in which case only if such failure continues for a period of at least five (5) Business Days;

               (v) any default under, redemption of or acceleration prior to maturity of any Indebtedness of the Company or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) other than with respect to any Other Notes;

               (vi) the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign, provincial or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

                (vii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries;

               (viii) a final judgment or judgments for the payment of money aggregating in excess of (A) $100,000 are rendered against the Company or any of its Subsidiaries or (B) $50,000 are rendered against any of the officers or directors of the Company or any of its Subsidiaries, and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the amounts set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

               (ix) the Company breaches any representation, warranty, covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition of any Transaction Document which is curable, only if such breach continues for a period of at least ten (10) consecutive Business Days;

               (x) any breach or failure in any respect to comply with Sections 16 of this Note; or

               (xi) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

          (b) Redemption Right. Upon the occurrence of an Event of Default, the Company shall within one (1) Business Day deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem in cash all or any portion of this Note (an "Event of Default Redemption) by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed and (B) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such sum of the Conversion Amount and (B) the product of (1) the Equity Value Redemption Premium and (2) the greatest Closing Sale Price of the Common Shares beginning on the date immediately preceding such Event of Default and ending on the date the Holder delivers the Event of Default Redemption Notice (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments. The parties hereto agree that in the event of the Company's redemption of any portion of the Note under this Section 4(b), the Holder's damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Redemption Premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder's actual loss of its investment opportunity and not as a penalty.

     (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

          (a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts then outstanding and the interest rates of the Notes held by such holder, having similar conversion rights and conversion price adjustment provisions as the Notes and having similar ranking to the Notes, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Company's Common Shares (or other securities, cash, assets or other property) issuable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of the publicly traded common shares (or their equivalent) of the Successor Entity (including its Parent Entity), as adjusted in accordance with the provisions of this Note. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

          (b) Redemption Right. No sooner than fifteen (15) Trading Days nor later than ten (10) Trading Days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period beginning after the Holder's receipt of a Change of Control Notice and ending twenty (20) Trading Days after the date of the consummation of such Change of Control, the Holder may require the Company to redeem in cash all or any portion of this Note (a

"Change of Control Redemption) by delivering written notice thereof (the "Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (i) 130% of the Conversion Amount being redeemed and (ii) the product of (x) the Equity Value Redemption Premium and (y) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient determined by dividing (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Share to be paid to the holders of the Common Shares upon consummation of the Change of Control (any such non-cash consideration consisting of marketable securities to be valued at the higher of the Closing Sale Price of such securities as of the Trading Day immediately prior to, the Closing Sale Price as of the Trading Day immediately following the public announcement of such proposed Change of Control and the Closing Sale Price of the Common Shares immediately prior to the public announcement of such proposed Change of Control) by (II) the Conversion Price (the "Change of Control Redemption Price"). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to shareholders in connection with a Change of Control. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(b) (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. The parties hereto agree that in the event of the Company's redemption of any portion of the Note under this Section 5(b), the Holder's damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Change of Control redemption premium due under this Section 5(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder's actual loss of its investment opportunity and not as a penalty.

     (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.

          (a) Purchase Rights. If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase share, warrants, securities or other property pro rata to all the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

          (b) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a "Corporate Event"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder's option, (i) in addition to the Common Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Common Shares had such Common Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the Common Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Common Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to Common Shares) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

     (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

          (a) Adjustment of Conversion Price upon Issuance of Common Shares. If and whenever on or after the Subscription Date, the Company issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price. For purposes of determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

               (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 7(a)(i), the "lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Share or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.

               (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Share upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

               (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Shares increases or decreases at any time, the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. For greater certainty, no adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

                (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction, (x) the Options will be deemed to have been issued for the Black Scholes Value of such Options and (y) the other securities issued or sold in such integrated transaction shall be deemed to have been issued for the difference of (I) the aggregate consideration received by the

Company, less (II) the Black Scholes Value of such Options. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such securities on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

               (v) Record Date. If the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

               (vi) Voluntary Adjustment By Company. The Company may at any time during the term of this Note reduce the then current Conversion Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

          (b) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

          (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

     (8) SECURITY. This Note and the Other Notes are unsecured obligations of the Company.

     (9) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation or other corporate or constituent documents or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

     (10) RESERVATION OF AUTHORIZED SHARES.

          (a) Reservation. The Company shall initially reserve out of its authorized and unissued Common Shares a number of Common Shares for each of the Notes equal to 130% of the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, 130% of the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so reserved be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Reserve Amount"). The initial number of Common Shares reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount of the Notes held by each holder at the Closing (as defined in the Securities Purchase Agreement) or increase in the number of reserved shares, as the case may be (the "Authorized Share Allocation"). In the event that a holder shall sell or otherwise transfer any of such holder's Notes, each transferee shall be allocated a pro rata portion of such holder's Authorized Share Allocation. Any Common Shares reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.

          (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved Common Shares to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Reserve Amount (an "Authorized Share Failure"), then the Company shall immediately take all action necessary to increase the Company's authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Common Shares. In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders' approval of such increase in authorized Common Shares and to cause its board of directors to recommend to the shareholders that they approve such proposal.

     (11) OPTIONAL REDEMPTION AT THE COMPANY'S ELECTION.

          (a) General. At any time after the Effective Date (as defined in the Registration Rights Agreement) of the Registration Statement (as defined in the Registration Rights Agreement) that (together with any other Registration Statements of the Company with an Effective Date prior to such date) includes 100% of the Conversion Shares issuable upon conversion of the Notes thereon (the "Company Optional Redemption Eligibility Date"), (i) the Closing Sale Price of the Common Shares listed on the Principal Market exceeds 200% of the Conversion Price then in effect for a period of twenty (20) consecutive Trading Days after the Company Optional Redemption Eligibility Date (the "Company Optional Redemption Measuring Period"), (ii) the arithmetic average of the daily dollar trading volume (as reported on Bloomberg) of the Common Shares on the Principal Market or, if applicable, the Company's primary Eligible Market, over the twenty (20) consecutive Trading Day period ending on the third (3rd) Trading Day immediately preceding the Company Optional Redemption Notice Date exceeds $250,000, and (iii) the Equity Conditions shall have been satisfied or waived in writing by the Holder from and including the Company Optional Redemption Notice Date (as defined below) through and including the Company Optional Redemption Date (as defined below), the Company shall have the right to redeem in cash all or any portion of the Conversion Amount then remaining under this Note (the "Company Optional Redemption Amount") as designated in the Company Optional Redemption Notice (as defined below) on the Company Optional Redemption Date (each as defined below) (an "Company Optional Redemption"). The portion of this Note subject to redemption pursuant to this Section 11(a) shall be redeemed by the Company in cash at a price equal to the Conversion Amount being redeemed (the "Company Optional Redemption Price"). The Company may exercise its right to require redemption under this Section 11 by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Company Optional Redemption Notice" and the date all of the holders received such notice is referred to as the "Company Optional Redemption Notice Date"). Each Company Optional Redemption Notice shall be irrevocable. The Company Optional Redemption Notice shall state (x) the date on which the Company Optional Redemption shall occur (the "Company Optional Redemption Date") which date shall not be less than [thirty (30)] Business Days nor more than sixty (60) Business Days following the Company Optional Redemption Notice Date and (y) the aggregate Conversion Amount of the Notes which the Company has elected to be subject to Company Optional Redemption from the Holder and all of the other holders of the Notes pursuant to this Section

11(a) (and analogous provisions under the Other Notes) on the Company Optional Redemption Date; provided, however, that the Company shall not redeem a Conversion Amount under this Section in excess of the Holder's Pro Rata Amount of 85% of the arithmetic average of the daily dollar trading volume (as reported on Bloomberg) of the Common Shares on the Principal Market or, if applicable, the Company's primary Eligible Market, over the ten (10) consecutive Trading Day period ending on the third (3rd) Trading Day immediately preceding the Company Optional Redemption Notice Date. The Company may not effect more than one Company Optional Redemption during any consecutive thirty (30) calendar day period. Notwithstanding anything to the contrary in this Section 11, until the Company Optional Redemption Price is paid, in full, the Company Optional Redemption Amount may be converted, in whole or in part, by the Holders into Common Shares pursuant to Section 3. All Conversion Amounts converted by the Holder after the Company Optional Redemption Notice Date shall reduce the Company Optional Redemption Amount of this Note required to be redeemed on the Company Optional Redemption Date. Redemptions made pursuant to this Section 11 shall be made in accordance with Section 14.

          (b) Pro Rata Redemption Requirement. If the Company elects to cause an Company Optional Redemption pursuant to Section 11(a), then it must simultaneously take the same action in the same proportion with respect to the Other Notes. If the Company elects to cause an Company Optional Redemption pursuant to Section 11(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed pursuant to Section 11(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate Original Principal Amount of the Notes purchased by such holder of outstanding Notes and the denominator of which is the sum of the aggregate Original Principal Amount of the Notes purchased by all holders holding outstanding Notes (such fraction with respect to each holder is referred to as its "Redemption Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption Amount"); provided, however that in the event that any holder's Pro Rata Redemption Amount exceeds the outstanding Principal amount of such holder's Note, then such excess Pro Rata Redemption Amount shall be allocated amongst the remaining holders of Notes in accordance with the foregoing formula. In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption Allocation Percentage and Pro Rata Redemption Amount.

     (12) COMPANY'S RIGHT OF MANDATORY REDEMPTION/ CONVERSION.

          (a) General. At any time following the two (2) year anniversary of the Issuance Date, so long as the Equity Conditions shall have been satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption/Conversion Date (as defined below), the Company shall have the right as of the Mandatory Redemption/Conversion Date (a "Mandatory Redemption/Conversion ") to convert, or, at the Company's election, redeem in cash all or a portion of the Conversion Amount (the "Mandatory Redemption/Conversion

Amount") then remaining under this Note as designated in the Mandatory Redemption/Conversion Notice (as defined below), in whole or in part, in accordance with this Section 12. The Company may exercise its right to require a Mandatory Redemption/Conversion under this Section 12(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Mandatory Redemption/Conversion Notice" and the date all of the holders received such notice is referred to as the "Mandatory Redemption/Conversion Notice Date") and each Mandatory Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (A) the date on which the Mandatory Redemption/Conversion shall occur and the cash payment and/or delivery of Common Shares, as applicable, shall be made (the "Mandatory Redemption/Conversion Date") which date shall be no later than the third (3rd) Trading Day immediately following the delivery of the Mandatory Redemption/Conversion Notice, (B) the aggregate Conversion Amount of the Notes which the Company has elected to be subject to Mandatory Redemption/Conversion from all of the holders of the Notes pursuant to this Section 12 (and analogous provisions under the Other Notes) on the Mandatory Redemption/Conversion Date, (C) the aggregate Conversion Amount of the Notes which the Company is converting in whole or in part (a "Mandatory Conversion"), and (D) the aggregate Conversion Amount of the Notes which the Company has elected to redeem in cash in whole or in part (a "Mandatory Redemption"); provided, however, that the Company shall not convert any Conversion Amount under this Section 12 in excess of the Holder's Pro Rata Amount of 85% of the arithmetic average of the aggregate of the daily dollar trading volume (as reported on Bloomberg) of the Common Shares on the Principal Market or, if applicable, the Company's primary Eligible Market, over the ten (10) consecutive Trading Day period commencing on the third (3rd) Trading Day following the Mandatory Redemption/Conversion Notice Date (such calculation, the "Volume Limitation," such ten Trading Day period, the "Volume Calculation Period" and such excess amount, the "Excess Amount"). Within one (1) Business Day of the termination of the Volume Calculation Period, the Company shall provide each of the holders of Notes with a written notice which shall state the Volume Calculation and the Excess Amount, if any, of the portion of the Conversion Amount designated in the Mandatory Redemption/Conversion Notice and confirming that such Excess Amount shall be treated as a Mandatory Redemption to be paid in cash pursuant to subsection (b) below; provided, however, that each holder of the Notes shall have the right, in its sole discretion, to waive all or any portion of the Volume Limitation as set forth in a notice delivered to the Company by facsimile at any time prior to the Mandatory Redemption/Conversion Date and the amount to which such waiver applies shall be paid as Interest Shares. The Company may not effect any subsequent Mandatory Redemption/Conversion for at least two (2) Trading Days following the timely delivery of cash and/or Common Shares required to be delivered under this Section 12. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed on the Mandatory Redemption/Conversion Date. The portion of the Mandatory Redemption/Conversion Amount being redeemed (the "Mandatory Redemption Amount") shall be redeemed in accordance with Section 12(b) and Section 14 and the portion of the Mandatory Redemption/Conversion Amount being converted (the "Mandatory Conversion Amount") (whether set forth in the Mandatory Redemption/Conversion Notice or by operation of this Section 12) shall be converted in accordance with Section 12(c).

          (b) Mechanics of Mandatory Redemption. If the Company elects a Mandatory Redemption in accordance with Section 12(a), then the Mandatory Redemption Amount, if any, which is to be paid in cash to the Holder on the applicable Mandatory Redemption/Conversion Date shall be redeemed by the Company on such Mandatory Redemption/Conversion Date, and the Company shall pay to the Holder on such Mandatory Redemption/Conversion Date, by wire transfer of immediately available funds, an amount in cash (the "Mandatory Redemption Price") equal to 100% of the Mandatory Redemption Amount. If the Company fails to redeem the Mandatory Redemption Amount on the applicable Mandatory Redemption/Conversion Date by payment of the Mandatory Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, "Conversion Notice" for purposes of this Note), the Holder may require the Company to convert all or any part of the Mandatory Redemption Amount at the Optional Conversion Price. Conversions required by this Section 12(b) shall be made in accordance with the provisions of Section 3(c). Notwithstanding anything to the contrary in this Section 12(b), until the Mandatory Redemption Price (together with any interest thereon) is paid in full, the Mandatory Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Mandatory Redemption Amount prior to the applicable Mandatory Redemption/Conversion Date as set forth in the immediately preceding sentence, the Mandatory Redemption Amount so converted shall be deducted from the Mandatory Redemption/Conversion Amounts relating to the applicable Mandatory Redemption/Conversion Dates as set forth in the applicable Conversion Notice.

          (c) Mechanics of Mandatory Conversion. If the Company delivers a Mandatory Redemption/Conversion Notice and elects, in whole or in part, a Mandatory Conversion in accordance with Section 12(a), then the applicable Mandatory Conversion Amount, if any, shall be converted as of the applicable Mandatory Redemption/Conversion Date by converting on such Mandatory Redemption/Conversion Date such Mandatory Conversion Amount at the Optional Conversion Price; provided that no Equity Conditions Failure has occurred at such Mandatory Redemption/Conversion Date. If an Equity Conditions Failure has occurred at such Mandatory Redemption/Conversion Date, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to do any one or more of the following: (i) the Company shall redeem in cash all or any part designated by the Holder of the unconverted Mandatory Conversion Amount (such designated amount is referred to as the "First Redemption Amount") on such Mandatory Redemption/Conversion Date and the Company shall pay to the Holder on such Mandatory Redemption/Conversion Date, by wire transfer of immediately available funds, an amount in cash equal to such First Redemption Amount, or (ii) the Mandatory Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Mandatory Conversion Amount and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Mandatory Conversion Amount. If the Company fails to redeem any First Redemption Amount on or before the applicable Mandatory Redemption/Conversion Date by payment of such amount on the applicable Mandatory Redemption/Conversion Date, then the Holder shall have the rights set forth in Section 14 as if the Company failed to pay the applicable Mandatory Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in Section 4(a)(v)). Notwithstanding anything to the contrary in this Section 12(c), until the Company delivers Common Shares representing the Mandatory

Conversion Amount to the Holder, the Mandatory Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3.

          (d) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 12(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 12(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "Mandatory Redemption/Conversion Allocation Percentage", and such amount with respect to each holder is referred to as its "Mandatory Pro Rata Redemption/Conversion Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Mandatory Redemption/Conversion Allocation Percentage and Mandatory Pro Rata Redemption/Conversion Amount. Except as expressly provided in this Section 12, the Company shall redeem and convert the applicable Mandatory Redemption/Conversion Amount of this Note pursuant to this Section 12 and the corresponding Mandatory Redemption/Conversion Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Mandatory Redemption/Conversion Amount being redeemed and converted hereunder. If the Company elects to cause a Mandatory Redemption pursuant to Section 12(a), then it must simultaneously take the same action with respect to the Other Notes.

     (13) HOLDER'S RIGHT OF OPTIONAL CONVERSION/REDEMPTION

          (a) General. At any time and from time to time after the three (3) year anniversary of the Issuance Date, the Holder shall have the right, in its sole discretion, to require that the Company, convert, or, at the Company's election, redeem in cash all or a portion of the Conversion Amount (the "Conversion/Redemption Amount") by delivering written notice thereof (a "Holder Optional Conversion/Redemption Notice" and the date the Holder delivers such notice, the "Holder Optional Conversion/Redemption Notice Date"). Within one (1) Business Day of the Holder Optional Conversion/Redemption Notice Date, the Company shall deliver to the Holder a written notice (a "Company Conversion/Redemption Notice" and the date the Holder receives such written notice, the "Company Conversion/Redemption Notice Date") which notice shall (i) either (A) confirm that the Conversion/Redemption Amount shall be converted (an "Optional Conversion") in whole or in part or (B)(1) state that the Company elects to redeem (an "Optional Redemption"), in whole or in part, the Conversion/Redemption Amount and (2) specify the portion which the Company elects to redeem pursuant to an Optional Redemption (such amount to be redeemed, the "Optional Redemption Amount") and the portion, if any, that the Company elects to convert pursuant to an Optional Conversion (such amount also, an "Optional Conversion Amount") and (ii) if the Conversion/Redemption Amount is to be paid, in whole or in part, pursuant to an Optional Conversion, certify that there has been no Equity Conditions Failure. Each Company Conversion/Redemption Notice shall be irrevocable. The Company shall redeem and convert any Optional Redemption Amounts and Optional Conversion Amounts within three (3) Trading Days of the Company Conversion/Redemption Notice Date (the "Optional Conversion/Redemption Date") and shall make the same conversion and redemption decisions as to all the Notes for which the Company has received a Holder Optional Conversion/Redemption Notice. The portion of this Note subject to redemption pursuant to this Section 13 shall be redeemed by the Company in cash at a price equal to the Optional Redemption Amount (the "Holder Optional Redemption Price").

     (b) Mechanics of Holder Optional Conversion.

               (i) If the Company delivers a Company Conversion/ Redemption Notice electing an Optional Conversion in accordance with Section 13(a), then, on the Trading Day prior to the Optional Conversion/Redemption Date, the Company shall, or shall direct the Transfer Agent to, deliver to the Holder's account with DTC, or issue the Holder a certificate for, a number of Common Shares equal to the quotient of (A) such Optional Conversion Amount divided by (B) the Optional Conversion Price (the "Optional Conversion Shares") on the Optional Conversion/Redemption Date. If an Event of Default occurs during any applicable Optional Conversion/Redemption Measuring Period and the Holder elects an Event of Default Redemption in accordance with Section 4(b), then, at the Holder's option, either (1) the Holder, upon receipt of the Event of Default Redemption Price (which Redemption Price includes redemption of any portion of a Holder Optional Conversion Amount represented by Optional Conversion Shares that the Holder shall return to the Company), shall return any Optional Conversion Shares delivered in connection with the Holder Optional Conversion/Redemption Date, which the Holder has not otherwise sold, transferred or disposed of, to the Company or (2) the Conversion Amount used to calculate the Event of Default Redemption Price shall be reduced by the Holder Optional Conversion Amount applicable to such Holder Optional Conversion/Redemption Date.

             (ii) If the Company has elected an Optional Conversion, in whole or in part, and there is an Equity Conditions Failure at the Holder Optional Conversion/Redemption Date, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to do either one or both of the following: (A) the Company shall redeem in cash all or any part designated by the Holder of the unconverted Holder Optional Conversion Amount (such designated amount is referred to as the "Holder Designated Redemption Amount") on such Holder Optional Conversion/Redemption Date and the Company shall pay to the Holder on such Holder Optional Conversion/ Redemption Date by wire transfer of immediately available funds, an amount in cash equal to 100% of such Holder Designated Redemption Amount, and/or (B) the Holder Optional Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Holder Optional Conversion Amount and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Holder Optional Conversion Amount; provided, however, that the Conversion Price for such unconverted Holder

Optional Conversion Amount shall thereafter be adjusted to equal the lowest the Optional Conversion Price as in effect during the period beginning on the date on which the Holder voided the Holder Optional Conversion and ending on the date on which the Holder delivers a Conversion Notice relating thereto. In the event the Holder elects to require payment of the Holder Designated Redemption Amount upon an Equity Conditions Failure following the Holder Optional Conversion/Redemption Date, at the Holder's option, either (x) the Holder shall, upon receipt of a Holder Designated Redemption Amount (which amount includes redemption of any portion of a Holder Optional Conversion Amount represented by Optional Conversion Shares that the Holder shall return to the Company), return any Optional Conversion Shares delivered in connection with the applicable Holder Optional Conversion/Redemption Date, which the Holder has not otherwise sold, transferred or disposed of, to the Company or (y) any related Holder Designated Redemption Amount shall be reduced by the Holder Optional Conversion Amount applicable to such Holder Optional Conversion/Redemption Date. If the Company fails to redeem the Holder Designated Redemption Amount on or before the Holder Optional Conversion/Redemption Date by payment of such amount on such Holder Optional Conversion/Redemption Date then the Holder shall have the rights set forth in Section 14 as if the Company failed to pay the applicable Holder Optional Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in Section 4(a)(iv)).

          (c) Mechanics of Holder Optional Redemption. Optional Redemptions made pursuant to this Section 13 shall be made in accordance with Section 14.

     (14) HOLDER'S REDEMPTIONS.

          (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Business Days after the Company's receipt of such notice otherwise. The Company shall deliver the applicable Holder Optional Redemption Price on the applicable Redemption Date. The Company shall deliver the applicable Company Optional Redemption Price on the applicable Redemption Date. The Company shall deliver the applicable Mandatory Redemption Price on the applicable Redemption Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company's receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return or reinstate this Note, or issue a new Note (in accordance with Section 20(d)) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the applicable Redemption Notice is voided and (B) the lowest Closing Bid Price of the Common Shares during the period beginning on and including the date on which the applicable Redemption Notice is delivered to the Company and ending on and including the date on which the applicable Redemption Notice is voided. The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

          (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b), Section 5(b) or Section 13 (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is three (3) Business Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Business Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem in cash all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven Business Day period.

     (15) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by the corporation laws in British Columbia and as expressly provided in this Note.

     (16) COVENANTS. So long as this Note is outstanding:

          (a) Rank. All payments due under this Note (A) shall rank pari passu with all Other Notes and (B) shall be senior to all other Indebtedness of the Company and its Subsidiaries, other than the Hudson Notes and Indebtedness secured by Permitted Liens.

          (b) Incurrence of Indebtedness. The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than Permitted Indebtedness.

          (c) Existence of Liens. The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

          (d) Restricted Payments. The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than this Note, the Other Notes, the Hudson Notes and the Credit Lines), whether by way of payment in respect of principal of (or premium, if any) or interest on such Indebtedness, if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing; provided that notwithstanding the foregoing, no principal (or any portion thereof) of any Subordinated Indebtedness may be paid (whether upon maturity, redemption, acceleration or otherwise) so long as this Note is outstanding.

          (e) Restriction on Redemption and Cash Dividends. Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital shares other than dividend payments to the holders of the Company's Class B Preferred Shares which shall not exceed $60,000 in any year without the prior express written consent of the Required Holders.

          (f) Restrictions on Interest Payments, Redemptions and Conversions. Notwithstanding any provision of this Note and the Other Notes, the Company shall not, so long as any of the Hudson Notes are outstanding:

           (i) pay any Interest in cash or cash equivalents;

          (ii) redeem any portion of this Note or the Other Notes in cash or cash equivalents;

          (iii) pay any obligations pursuant to the Note and the Securities Purchase Agreement in cash;

          (iv) convert, pursuant to sections 11 and 12 herein, any portion of this Note or the Other Notes.

     In the event that the operation of any provision of this Note or the Other Notes would cause the Company to breach this Subsection 16(f), then such provision shall operate in a manner which would not cause the Company to breach this Subsection 16(f).

     (17) PARTICIPATION. The Holder, as the holder of this Note, shall be entitled to receive such dividends paid and distributions made to the holders of Common Shares to the same extent as if the Holder had converted this Note into Common Shares (without regard to any limitations on conversion herein or elsewhere) and had held such Common Shares on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Shares.

     (18) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. No consideration shall be offered or paid to any holder of Notes to amend or consent to a waiver or modification of the Notes unless the same consideration also is offered to all of the holders of Notes.

     (19) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement.

     (20) REISSUANCE OF THIS NOTE.

          (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 20(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with Section 20(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

          (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal.

          (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 20(d)) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

          (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note or the Securities Purchase Agreement, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 20(a) or Section 20(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges, if any, on the Principal and Interest of this Note from the Issuance Date.

     (21) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

     (22) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, financial advisory fees and attorneys' fees and disbursements.

     (23) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Buyers (as defined in the Securities Purchase Agreement) and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

     (24) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

     (25) DISPUTE RESOLUTION. In the case of a dispute as to the determination of (a) the Closing Bid Price, the Closing Sale Price or the Weighted Average Price, (b) the arithmetic calculation of the Conversion Rate or any Redemption Price or (c) the determination of whether or not a Dilutive Issuance or any other event which would lead to an adjustment of the Conversion Price, or any issuance of Variable Equity Securities has occurred, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one (1) Business Day of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within one (1) Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one (1) Business Day submit via facsimile (a) the disputed determination of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder, (b) the disputed arithmetic calculation of the Conversion Rate or any Redemption Price to the Company's independent, outside accountant or (c) the disputed facts regarding the occurrence of a Dilutive Issuance or issuance of Variable Equity Securities (or any other matter mentioned above which is not specifically required to be submitted to an investment bank or an accountant) to an expert attorney from a nationally recognized outside law firm (having at least 100 attorneys and having with no prior relationship with the Company) selected by the Company and approved by the Holder. The Company, at the Company's expense, shall cause the investment bank, the accountant or the attorney, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank's, accountant's or attorney's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

     (26) NOTICES; CURRENCY; PAYMENTS.

          (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least twenty (20) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

          (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in Canadian dollars. All amounts denominated in other currencies shall be converted in the Canadian dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into Canadian dollars pursuant to this Agreement, the Canadian dollar exchange rate as posted by the Royal Bank of Canada (Main Branch, Toronto, Ontario) on the relevant date of calculation.

          (c) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful Canadian currency by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Buyers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of eighteen percent (18%) per annum from the date such amount was due until the same is paid in full ("Late Charge").

     (27) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

     (28) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

     (29) GOVERNING LAW; JURISDICTION; SEVERABILITY; JURY TRIAL. This Note shall be construed and enforced in accordance with the laws of the Province of British Columbia. Any dispute arising out of or in connection with this Agreement, will be referred to and finally resolved by, if required, the courts in British Columbia.

     (30) JUDGMENT CURRENCY.

          (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 30 referred to as the "Judgment Currency") an amount due in Canadian dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

               (i) the date actual payment of the amount due, in the case of any proceeding in the courts of British Columbia or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

               (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 30(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

          (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 30(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of Canadian dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

          (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

     (31) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

     (32) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

          (a) "Approved Share Plan" means any employee benefit or equity plan which has been or hereafter is approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, consultant, officer or director for services provided to the Company.

          (b) "Bloomberg" means Bloomberg Financial Markets.

          (c) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York and British Columbia, Canada are authorized or required by law to remain closed.

           (d) "Change of Control" means any Fundamental Transaction other than (A) any reorganization, recapitalization or reclassification of the Common Shares, in which holders of the Company's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

          (e) "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 24. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

          (f) "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement which corresponds to the date this Note and the Other Notes were initially issued pursuant to the terms of the Securities Purchase Agreement.

          (g) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

          (h) "Convertible Securities" means any share or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

          (i) "Eligible Market" means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange, The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market, or any market that is a successor to any of the foregoing.

           (j) "Equity Conditions" means each of the following conditions: (i) on each day during the period beginning three (3) months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity

Conditions Measuring Period"), either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) all Common Shares issuable upon conversion of the Notes and Interest Shares shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws; (ii) during the Equity Conditions Measuring Period the Common Shares are designated for quotation on the Principal Market or any other Eligible Market and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the then effective minimum listing maintenance requirements of such exchange or market; (iii) during the Equity Conditions Measuring Period, the Company shall have delivered Conversion Shares upon conversion of the Notes to the holders on a timely basis as set forth in Section 3(c)(ii) hereof (and analogous provisions under the Other Notes); (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating the rules or regulations of the Principal Market or any applicable Eligible Market; (v) during the six (6) month period ending on and including the date immediately preceding the applicable date of determination, the Company shall not have failed to timely make any payments within five (5) Business Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, terminated or consummated, or (B) an Event of Default or (C) an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) the Company shall have no knowledge of any fact that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any shares of Common Stock issuable upon conversion of the Notes and issuable as Interest Shares not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; and (viii) the Company otherwise shall have been in material compliance with and shall not have materially breached any provision, covenant, representation or warranty of any Transaction Document.

          (k) "Equity Conditions Failure" means that (i) on any day during the period commencing ten (10) Trading Days prior to the applicable Interest Notice Date through the applicable Interest Date, (ii) on any day during the period commencing ten (10) Trading Days prior to the applicable Company Optional Redemption Notice Date through the applicable Company Optional Redemption Date, (iii) on any day during the period commencing ten (10) Trading Days prior to the applicable Mandatory Redemption/Conversion Notice Date through the applicable Mandatory Redemption/Conversion Date, (iv) on any day during the period commencing ten (10) Trading Days prior to the applicable Holder Optional Conversion/Redemption Notice Date through the applicable Optional Redemption Date or (v) on any day during the period commencing ten (10) Trading Days prior to the applicable Change of Control Notice Date through the applicable Change of Control Conversion Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

          (l) "Equity Value Redemption Premium" means for any Change of Control Notice or Event of Default Notice, as applicable, delivered or required to be delivered in connection with a Change of Control or Event of Default, as applicable, 125%.

          (m) "Excluded Securities" means any Common Shares issued or issuable: (i) in connection with any Approved Share Plan with exercise or purchase prices not less than the Weighted Average Price of the Common Stock on the date of grant or issuance which are issued or sold to employees, consultants, officers or directors of the Company for the primary purpose of soliciting or retaining their employment or service; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) in connection with the payment of any Interest Shares on the Notes; (iv) upon conversion of the Hudson Notes; (v) in connection with the payment of any interest shares on the Hudson Notes; (vi) upon exercise of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date; (vii) in connection with any strategic acquisition or transaction by the Company with one or more non-affiliated third parties on an arm’s length basis, whether through an acquisition of stock or a merger of any business, assets or technologies, the primary purpose of which is not to raise equity capital; and (viii) to any third party consultant of the Company, or upon exercise of any Options or Convertible Securities by any third party consultant of the Company, in an amount not to exceed 500,000 Common Shares, in the aggregate, in any 365 calendar day period (such amount to exclude any such securities issued or issuable to any third party consultant prior to the date hereof, provided that such securities are not amended, modified or changed on or after the Subscription Date); provided however, that, in no event shall any Variable Equity Securities be Excluded Securities.

          (n) "Fiscal Quarters" means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year that ends on December 31, or such other fiscal quarter adopted by the Company for financial reporting purposes in accordance with GAAP.

          (o) "Fundamental Transaction" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person or Persons, if the holders of the Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such consolidation or merger) immediately prior to such consolidation or merger shall hold or have the right to direct the voting of less than 50% of the Voting Shares or such voting securities of such other surviving Person immediately following such transaction, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), (v) reorganize, recapitalize or reclassify its Common Shares or (vi) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate Voting Shares of the Company.

          (p) "GAAP" means United States generally accepted accounting principles, consistently applied.

          (q) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the applicable Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Securities Purchase Agreement on the applicable Closing Date.

          (r) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with GAAP (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.

          (s) "Interest Conversion Price" means, the lower of (i) the applicable Conversion Price and (ii) that price which shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares on each of the ten (10) consecutive Trading Days ending on the third (3rd) Trading Day immediately preceding the applicable Interest Date or Share Delivery Date, as applicable (each, an "Interest Measuring Period"). All such determinations to be appropriately adjusted for any share split, share dividend, share combination or other similar transaction that proportionately decreases or increases the Common Shares during the applicable Interest Measuring Period.

          (t) "Interest Notice Due Date" means the sixteenth (16th) Trading Day prior to the applicable Interest Date.

          (u) "Interest Rate" means nine percent (9.00%) per annum, subject to adjustment as set forth in Section 2 hereof.

          (v) "Optional Conversion Price" means, the lower of (i) the applicable Conversion Price and (ii) that price which shall be computed as 85% of the arithmetic average of the Weighted Average Price of the Common Shares on each of the ten (10) consecutive Trading Days ending on the third (3rd) Trading Day immediately preceding the applicable Company Optional Conversion/Redemption Date or Holder Optional Conversion/Redemption Date (each such period, an "Optional Conversion/Redemption Measuring Period"). All such determinations to be appropriately adjusted for any share dividend, share split, share combination, reclassification or similar transaction that proportionately decreases or increases the Common Shares during the applicable such Optional Conversion/Redemption Measuring Period.

          (w) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

          (x) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

          (y) "Permitted Indebtedness" means (i) Indebtedness incurred by the Company that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Holder and approved by the Holder in writing, and which Indebtedness does not provide at any time for (1) the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later and (2) total interest and fees at a rate in excess of the initial Interest Rate per annum (such Indebtedness, the "Subordinated Indebtedness"); provided, however, that any Subordinated Indebtedness incurred in connection with the repayment of the Notes in full shall not be limited by clause (2) of the foregoing, (ii) Indebtedness secured by Permitted Liens, (iii) Indebtedness under this Note and the Other Notes, (iv) Indebtedness under lines of credit existing as of the Issuance Date not to exceed CAN$750,000 outstanding at any one time (the “Credit Lines”), (v) “Indebtedness in the principal amount of no less than US $7,000,000 issued on or about September 26, 2007 to the investors specified on the Securities Purchase Agreement dated as of September 25, 2007 by and among Hudson Bay Overseas Fund, Ltd. and the other investors party thereto (all notes issued pursuant to the said financing are collectively referred to as the "Hudson Notes") and (vi) extensions, refinancings and renewals of any items in clauses (i) through (ii) above, provided that the principal amount is not increased or the terms modified to impose more burdensome terms upon the Company or its Subsidiaries, as the case may be.

          (z) "Permitted Liens" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment (as defined in the Security Agreement) acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, (v) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (i) and (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) Liens securing the Company's obligations under the Credit Lines; (vii) leases or subleases and licenses and sublicenses granted to others in the ordinary course of the Company's business, not interfering in any material respect with the business of the Company and its Subsidiaries taken as a whole, (viii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, and (ix) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 4(a)(vii).

          (aa) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

           (bb) "Principal Market" means the OTC Bulletin Board.

          (cc) "Redemption Notices" means, collectively, any Event of Default Redemption Notices, any Change of Control Redemption Notices, any Holder Optional Conversion/Redemption Notices (if an Optional Redemption has been elected) each of the foregoing, any Mandatory Conversion/Redemption Notices (if a Mandatory Redemption has been elected) and Company Optional Redemption Notice, individually, a Redemption Notice.

          (dd) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (v) and (viii) - (xi), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vi) - (vii), 100%.

          (ee) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, the Holder Optional Redemption Price, Company Optional Redemption Price and Mandatory Redemption Price, each of the foregoing, individually, a Redemption Price.

          (ff) "Registration Rights Agreement" means that certain Registration Rights Agreement dated as of the Subscription Date by and among the Company and the initial holders of the Notes.

          (gg) "Required Holders" means the holders of Notes representing at least majority of the aggregate principal amount of the Notes then outstanding.

          (hh) "SEC" means the United States Securities and Exchange Commission.

          (ii) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes.

          (jj) "Subscription Date" means September 25, 2007.

          (kk) "Subsidiary" means any entity in which the Company, directly or indirectly, owns any of the capital shares or holds an equity or similar interest.

          (ll) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

           (mm) "Trading Day" means any day on which the Common Shares is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded; provided that "Trading Day" shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

          (nn) "Variable Equity Securities" means (i) any debt or equity securities which are convertible into, exercisable or exchangeable for, or carry the right to receive additional Common Shares either (A) at any conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for Common Shares at any time after the initial issuance of such debt or equity security, or (B) with a fixed conversion, exercise or exchange price that is subject to being reset at some future date at any time after the initial issuance of such debt or equity security due to a change in the market price of the Company’s Common Shares since date of initial issuance, or (ii) any amortizing convertible security which amortizes prior to its maturity date, where the Company is required to or has the option to (or the investor in such transaction has the option to require the Company to) make such amortization payments in Common Shares (whether or not such payments in shares are subject to certain equity conditions), or (iii) any transaction involving a written agreement between the Company and an investor or underwriter whereby the Company has the right to “put” its securities to the investor or underwriter over an agreed period of time and at an agreed price or price formula.

          (oo) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

          (pp) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as the Principal Market publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 24. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

     (33) DISCLOSURE. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise. In the event that the Company believes that a notice contains material, nonpublic information, relating to the Company or its Subsidiaries, the Company shall indicate to the Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries.

[Signature Page Follows]

     IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

CLEARLY CANADIAN BEVERAGE
CORPORATION

By:
Name:
Title:

EXHIBIT I

CLEARLY CANADIAN BEVERAGE CORPORATION

CONVERSION NOTICE

Reference is made to the Convertible Note (the "Note") issued to the undersigned by Clearly Canadian Beverage Corporation (the "Company"). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into Common Shares, without par value, of the Company (the "Common Shares"), as of the date specified below.

     Date of Conversion: __________________________________________________________________________________________

     Aggregate Conversion Amount to be converted: ____________________________________________________________________

Please confirm the following information:

     Conversion Price: ___________________________________________________________________________________________

     Number of Common Shares to be issued: _________________________________________________________________________

Please issue the Common Shares into which the Note is being converted in the following name and to the following address:

     Issue to: _________________________________________________________________________________________________

                      _________________________________________________________________________________________________

                      _________________________________________________________________________________________________

     Facsimile Number: __________________________________________________________________________________________

     Authorization: _____________________________________________________________________________________________

     By: _____________________________________________________________________________________________________

     Title: ____________________________________________________________________________________________________

Dated: _____________________________________________________________________________________________________

     Account Number: __________________________________________________________________________________________
     (if electronic book entry transfer)

     Transaction Code Number: ____________________________________________________________________________________
     (if electronic book entry transfer)

ACKNOWLEDGMENT

     The Company hereby acknowledges this Conversion Notice and hereby directs Pacific Corporate Trust Company to issue the above indicated number of Common Shares in accordance with the Transfer Agent Instructions dated September <>, 2007 from the Company and acknowledged and agreed to by Pacific Corporate Trust Company.

CLEARLY CANADIAN BEVERAGE
CORPORATION

By:
Name:
Title: